SECURI 15026425 ION

MAY 0 8 2015

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 17615

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2014 (MM/DD/YY) AND ENDING March 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pflueger & Baerwald Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Sansome Street, Suite 700
(No. and Street)

San Francisco (City) California (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Ruby 415.421.4171 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joseph Ruby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pflueger & Baerwald Inc., as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of San Francisco
Subscribed and sworn to (or affirmed) before me on this 24 day of April, 2015 by Joseph Ruby proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Amy L. Hagiu
Notary Public

Signature

S. VP
Title

AMY L. HAGIU
Commission # 2028486
Notary Public - California
Los Angeles County
My Comm. Expires Jun 11, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pflueger & Baerwald Inc.
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended March 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Pflueger & Baerwald Inc.:

We have audited the accompanying statement of financial condition of Pflueger & Baerwald Inc. (the Company) as of March 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Pflueger & Baerwald Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pflueger & Baerwald Inc. as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Pflueger & Baerwald Inc.'s financial statements. The supplementary information is the responsibility of Pflueger & Baerwald Inc.'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 4, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Pflueger & Baerwald Inc.
Statement of Financial Condition
March 31, 2015

Assets

Cash	$	65,644
Receivables from clearing organization		370,385
Deposit with clearing organization		100,000
Investments, at market value		408,644
Prepaid expenses and other assets		49,099
Total assets	$	993,772

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	50,780
Payable to clearing organization		1,240
Income taxes payable		1,100
Total liabilities		53,120

Commitments and contingencies

Stockholders' equity

Common stock, $1 par value, 75,000 shares authorized, 10,666 shares issued and outstanding		10,666
Additional paid-in capital		250,593
Retained earnings		679,393
Total stockholders' equity		940,652
Total liabilities and stockholders' equity	$	993,772

The accompanying notes are an integral part of these financial statements.

Pflueger & Baerwald Inc.
Statement of Operations
For the Year Ended March 31, 2015

Revenues	
Commissions	$ 1,403,254
Interest and dividend income	21,580
Net investment gains (losses)	80,018
Other income	60,744
Total revenues	1,565,596
Expenses	
Employee compensation and benefits	1,303,358
Clearing charges	66,450
Occupancy	71,969
Professional fees	19,095
Other operating expenses	117,605
Total expenses	1,578,477
Net income (loss) before income tax provision	(12,881)
Income tax provision	1,100
Net income (loss)	$ (13,981)

The accompanying notes are an integral part of these financial statements.

Pflueger & Baerwald Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at March 31, 2014	$ 10,666	$ 250,593	$ 693,374	$ 954,633
Net income (loss)	-	-	(13,981)	(13,981)
Balance at March 31, 2015	$ 10,666	$ 250,593	$ 679,393	$ 940,652

The accompanying notes are an integral part of these financial statements.

Pflueger & Baerwald Inc.
Statement of Cash Flows
For the Year Ended March 31, 2015

Cash flow from operating activities:		
Net income (loss)		$ (13,981)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Receivable from clearing organization	$ 56,003	
Investments, at market value	98,511	
Prepaid expenses and other assets	(2,824)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(46,423)	
Payable to clearing organization	(484)	
Error account	(33,431)	
Income taxes payable	1,100	
Total adjustments		72,452
Net cash and cash equivalents provided by (used in) operating activities		58,471
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		58,471
Cash and cash equivalents at beginning of year		7,173
Cash and cash equivalents at end of year		$ 65,644
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ 430	
Income taxes	$ 800	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pflueger & Baerwald Inc. (the "Company") was incorporated in the State of California on April 11, 1973. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a securities broker-dealer that provides several classes of services, including retailing corporate equity securities, mutual funds, municipal securities and corporate debt securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Receivable from clearing organization represents commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis; however there is no material difference between trade date and settlement date for the Company.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are fully depreciated as of March 31, 2015.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Note 2: RECEIVABLE FROM CLEARING ORGANIZATION

Pursuant to its clearing agreement, the Company maintains proprietary accounts that are held by Pershing LLC ("Clearing Broker"). The Clearing Broker has custody of the Company's cash balances in such accounts which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The Clearing Broker protects the assets held in the proprietary accounts by treating them as a Proprietary Account of Broker Dealers ("PAB Account") and will not use the assets held in these accounts in its ordinary course of business. As of March 31, 2015, the amount on deposit in proprietary accounts and receivable from the Clearing Broker was $370,385.

Note 3: DEPOSIT WITH CLEARING ORGANIZATION

Pursuant to its clearing agreement, the Company introduces all its securities transactions for its customers to Pershing LLC ("Clearing Broker") on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. The Company maintains a Deposit Account with the Clearing Broker to further assure the Company's performance of its obligations under the clearing agreement. The balance at March 31, 2015 in the Deposit Account was $100,000.

Note 4: INVESTMENT, AT MARKET VALUE

Investments, at market value consist of corporate equities and debt. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At March 31, 2015, these securities are carried at their fair market value of $408,644. Accounting for the mark-to-market on proprietary accounts is included in the Statement of Operations as net investment losses of $75,114, part of the total net investment gain of $80,018.

Note 5: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
State - California	800	-	800
State - Vermont	300	-	300
Total income tax expense (benefit)	$ 1,100	$ -	$ 1,100

The income tax provision consists of the California Franchise Tax Board minimum tax of $800 and the Vermont minimum tax of $300. The Company has available at March 31, 2015, unused Federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $6,958. The net operating loss begins to expire in the year 2033.

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

Note 5: INCOME TAXES (CONTINUED)

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operated in accordance with the normal statutes of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2015, the taxing authorities have not proposed any adjustment to the Company's tax position.

Note 6: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7: PROFIT-SHARING PLAN

The Company has established a retirement and profit-sharing plan for full-time employees, which was amended and restated effective April 1, 2014. The Plan operates as a Safe Harbor 401(k) Plan. The 3% Safe Harbor 401(k) contribution is elected 30 days prior to the beginning of the fiscal year. Employees immediately vest at a rate of 100% on such contributions. The Company made $28,834 in Safe Harbor 401(k) Plan contributions to the plan during the year ended March 31, 2015.

Note 8: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

FASB ASC 820 defines fair value, establishes a frame work for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 8: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (CONTINUED)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability either directly or indirectly.

Level 3 are unobservable inputs for the assets or liability and rely on managements' own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Fund's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2015.

Assets	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Investments, at Market Value	$ 408,644	$ 408,644	$ -	$ -
Total	$ 408,644	$ 408,644	$ -	$ -

Liabilities	**Fair Value**	**Level 1 Inputs**	**Level 2 Inputs**	**Level 3 Inputs**
Payable to clearing organization	$ 1,240	$ 1,240	$ -	$ -
Total	$ 1,240	$ 1,240	$ -	$ -

Note 9: COMMITTMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at March 31, 2015 or during the year then ended.

Note 10: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2015 or during the year then ended.

Note 11: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 12: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2015, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 13: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than 2% of aggregate debit items ($0) arising from customer transactions or $250,000, whichever is greater. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital is less than 5% of such items. Net capital and aggregate indebtedness change day to day, but on March 31, 2015, the Company had net capital of $830,227 which was $580,227 in excess of its required net capital of $250,000.

Pflueger & Baerwald Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of March 31, 2015

Computation of net capital		
Common stock	$ 10,666	
Additional paid-in capital	250,593	
Retained earnings	679,393	
Total stockholders' equity		$ 940,652
Less: Non-allowable assets		
Prepaid expenses and other assets	(49,099)	
Unsecured customer debits	(29)	
Total non-allowable assets		(49,128)
Net capital before haircuts		891,524
Less: Haircuts on securities		
Haircut on marketable securities	(61,297)	
Total haircuts on securities		(61,297)
Net Capital		830,227
Computation of net capital requirements		
Minimum net capital requirements		
2 percent of combined aggregate debit items of $0	$ -	
Minimum dollar net capital required	$ 250,000	
Net capital required (greater of above)		(250,000)
Excess net capital		$ 580,227
Net capital in excess of 120 percent of minimum net capital requirement		$ 530,227

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated March 31, 2015.

See independent auditor's report

Pflueger & Baerwald Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of March 31, 2015

Credit Balances

Total credits	$ -

Debit Balances

Total debits	-

Reserve Computation

Excess of total debits over total credits	$ -
Amount held on deposit in reserve account	-
Amount in reserve account	$ -

See independent auditor's report

Pflueger & Baerwald Inc.
Schedule III - Reconciliation of Net Capital and Requirements Pursuant to Rule 15c3-3
As of March 31, 2015

Net Capital as calculated per audit report	$	830,227
Net capital as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, March 31, 2015		830,227
Net difference in computation of net capital	$	-
Reserve requirement as calculated per audit report	$	-
Reserve requirement as calculated per broker-dealer's most recent filing of Form X-17a-5, Part II, March 31, 2015		-
Net difference in computation of reserve requirements	$	-

See independent auditor's report

Pflueger & Baerwald Inc.
Report on Compliance Provisions
Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Period June 1, 2014 through March 31, 2015

Report of Independent Registered Public Accounting Firm

We have examined Pflueger & Baerwald Inc.'s statements, included in the accompanying Assertions Regarding Compliance, that (1) Pflueger & Baerwald Inc.'s internal control over compliance was effective during the most recent fiscal period beginning June 1, 2014 and ending March 31, 2015; (2) Pflueger & Baerwald Inc.'s internal control over compliance was effective as of June 1, 2014; (3) Pflueger & Baerwald Inc.'s was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 1, 2014; and (4) the information used to state that Pflueger & Baerwald Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Pflueger & Baerwald Inc. books and records. Pflueger & Baerwald Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Pflueger & Baerwald Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule *2340 of the Financial Industry Regulatory Authority* that requires account statements to be sent to the customers of Pflueger & Baerwald Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Pflueger & Baerwald Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Pflueger & Baerwald Inc.'s internal control over compliance was effective as of and during the most recent fiscal period beginning June 1, 2014 and ending March 31, 2015; Pflueger & Baerwald Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 1, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 1, 2014 was derived from Pflueger & Baerwald Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Pflueger & Baerwald Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Pflueger & Baerwald Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Pflueger & Baerwald Inc.'s statements referred to above are fairly stated, in all material respects.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 4, 2015

PFLUEGER & BAERWALD INC.
INVESTMENTS
220 SANSOME STREET, SUITE 700
SAN FRANCISCO, CA 94104
TEL: (415) 421-4171
FAX: (415) 391-9997

Statement of Assertions Regarding Compliance

We as members of management of Pflueger & Baerwald, Inc. ("the Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is a compliance report prepared by an independent public accountant based upon an examination of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Assertions Regarding Compliance:

a) The Company's system of Internal Control Over Compliance was effective throughout the entire period ending June 1, 2014 through 03/31/15;
b) The Company's system of Internal Control Over Compliance was effective as of the end of the most recent fiscal year ending 03/31/15;
c) The broker/dealer was in compliance with 17 C.F.R. §240.15c3-1 (the "net capital rule") and §240.15c3-3(e) (the ("reserve requirements rule") as of the end of the most recent fiscal year ending 03/31/15; and
d) The information the broker/dealer used to state whether it was in compliance with the net capital rule and the reserve requirements rule was derived from the books and records of the broker/dealer.

By: [signature]

Joe Ruby
CCO, Senior Vice President

Date: 4/24/15

Pflueger & Baerwald Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended March 31, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Pflueger & Baerwald Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by Pflueger & Baerwald Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in Pflueger & Baerwald Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Pflueger & Baerwald Inc.'s management is responsible for the Pflueger & Baerwald Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by Pflueger & Baerwald Inc. supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
May 4, 2015

Pflueger & Baerwald Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2015

		Amount
Total assessment	$	3,405
SIPC-6 general assessment Payment made on October 21, 2014		(1,215)
SIPC-7 general assessment Payment made on April 9, 2015		(2,190)
Total assessment balance (overpayment carried forward)	$	-